Mail Stop 3561

May 14, 2008

Jodi Stevens, President
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, CO 80202

Re: Forever Valuable Collectibles, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed April 28, 2008
        File No. 333-148935

Dear Ms. Stevens:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment two in our letter dated April 8, 2008. Specifically, we note your argument that certain selling shareholders should not be considered underwriters because of the nature of their relationship to the company. Please provide us with additional analysis in support of your position, including an explanation as to the relationship the remaining shareholders have to the company and how they acquired the shares they hold in Fincor. Please also tell us the number of beneficial holders of Fincor; your registration statement indicates that there are 44 record holders but does not provide information as to the beneficial ownership of such shares.

    It would also be helpful if you provided us with additional information regarding the reasons why you are conducting the spin-off. For example, you indicate that the business of Fincor is completely unrelated to that of Forever Valuable Collectibles. Please tell us what business Fincor is engaged in. Please also tell us how Forever Valuable Collectibles was formed, whether incorporated by Fincor or acquired by Fincor, including what consideration was contributed to the formation of Forever Valuable Collectibles by Fincor. Considering it appears that the businesses of Fincor and Forever Valuable Collectibles differed from inception, please tell us why Fincor determined to form or acquire Forever Valuable Collectibles only to conduct this spin-off months later, rather than forming Forever Valuable Collectibles as an independent entity from the beginning. We may have further comment upon receipt of your response.

* * * * *

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.